-----------------------------------
          OMB APPROVAL
-----------------------------------
OMB Number              3235-0058
Expires:            June 30, 1994
Estimated average burden
hours per response...........2.50
-----------------------------------

--------------------------------
        SEC FILE NUMBER
--------------------------------

--------------------------------
         CUSIP NUMBER
--------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):|X|Form 10-K |_|Form 20-F |_|Form 11-K |_|Form 10-Q |_|Form N-SAR

            For Period Ended: August 31, 1996
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:

-------------------------------------------------------------------------------
   Read Instruction (on back page) Before Preparing Form. Please Print or Type
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

-------------------------------------------------------------------------------
Full Name of Registrant
Tristar Corporation
-------------------------------------------------------------------------------
Former Name if Applicable

-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
12500 San Pedro Avenue, Suite 500, San Antonio, Texas 78216
-------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
          |     (a)   The reasons described in reasonable detail in Part III of
          |           this form could not be eliminated without unreasonable
          |           effort or expense;
          |     (b)   The subject annual report, semi-annual report, transition
          |           report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
   |X|    |           portion thereof, will be filed on or before the fifteenth
          |           calendar day following the prescribed due date; or the
          |           subject quarterly report of transition report on Form
          |           10-Q, or portion thereof will be filed on or before the
          |           fifth calendar day following the prescribed due date; and
          |     (c)   The accountant's statement or other exhibit required by
          |           Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Annual Report on Form 10-K could not be provided within the prescribed time period without unreasonable effort or expense.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/93)

PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

               Loren Eltiste         210           402-2203
        ------------------------  ---------   --------------------
                  (Name)         (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been
        filed? If answer is no, identify report(s).        |X| Yes |_|No

        -----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
        portion thereof?                                   |X| Yes |_|No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that for the quarter and year ended August 31, 1996, its results of operations will reflect a substantially greater loss compared to the net loss of $1,374,000 and $932,000 for the quarter and year ended August 31, 1995, respectively. The Company is at this time unable to determine the associated amount of such loss The net loss for the quarter and year ended August 31, 1996, was primarily a result of (i) manufacturing variances attributable to costs associated with the introduction and manufacturing of a new product line, (ii) continuing sales and marketing expenses associated with the development and introduction of a new product line and the associated costs of generating new channels of distribution for that product line,
(iii) selling excess and slow moving inventories at below normal selling prices and writing down certain existing inventories to market, (iv) increased selling, general and administrative expenses to support development and growth in existing sales channels including foreign operations, and (v) increased interest expenses due to higher borrowing levels in fiscal 1996.


-------------------------------------------------------------------------------

                               Tristar Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 29, 1996           By   /s/ Loren Eltiste
     ------------------                -----------------
                                       Loren Eltiste, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representa-tive. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


------------------------------     ATTENTION     ------------------------------
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
-------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).